FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2009

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

February 23, 2009.

Mr. Guillermo Larraín R.
Superintendent of Securities and Insurance
Santiago

ESSENTIAL FACT

Dear Sir,

In accordance with clauses 9 and 10.2 of Law N° 18,045, and General Rules N30 and N210 of the Superintendency, and under the powers conferred to me, I inform you of the following as material information:

1. In accordance with the agreement filed as an “essential fact” on October 11, 2007, ACCIONA S.A. and ENEL ENERGY EUROPE S.r.l., signed an agreement on March 26, 2007 for the joint management of ENDESA, S.A. ENDESA, S.A., through its Spanish subsidiary Endesa Latinoamérica, S.A. (formerly Endesa Internacional, S.A.), holds 60.62% of Enersis S.A.’s share capital.

2. On February 20, 2009, ACCIONA, S.A., and ENEL S.p.A. announced that they had reached an agreement through which ACCIONA, S.A., directly and indirectly, will transfer to ENEL ENERGY EUROPE S.r.L. 25.01% of ENDESA, S.A. The transfer is subject to approval by relevant authorities, and legal authorizations, among others. As a result, ENEL ENERGY EUROPE S.r.L., 100% controlled by ENEL S.p.A., will hold 92.06% of ENDESA, S.A.’s share capital. In accordance with the agreement mentioned above, ENEL committed to pay ACCIONA a total amount of 11,107,440,979 Euros.

3. Additionally, ENDESA, S.A. has agreed to transfer to ACCIONA eolic and hydroelectric energy assets in Spain and Portugal for an amount of 2,889,522,000 Euros.

4. In accordance with the foregoing, we inform you that the transfer of shares and assets specified above could extend until the end of August 2009. The agreement executed between ENEL S.p.A. and ACCIONA, S.A., was notified to the CNMV (Comisión Nacional del Mercado de Valores de España) as an “essential fact” on February 20, 2009 and may be found on this entity’s web site (www.cnmv.es).

Sincerely yours,

Ignacio Antoñanzas
Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas
--------------------------------------------------

Title: Chief Executive Officer

Date: February 23, 2009